O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL: SWOLOSKY@OLSHANLAW.COM
DIRECT DIAL: 212-451-2333

January 8, 2013

BY EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Daniel F. Duchovny

Re:	ModusLink Global Solutions, Inc.

Preliminary Proxy Statement on Schedule 14A filed by Handy & Harman Ltd., Steel Partners, Ltd., Steel Partners Holdings L.P., SPH Group LLC, SPH Group Holdings LLC, Steel Partners Holdings GP Inc., Warren G. Lichtenstein and Richard K. McClelland (collectively, “HNH”)

Filed December 27, 2012
File No. 001-35319

Dear Mr. Duchovny:

We acknowledge receipt of the letter of comment dated January 2, 2013 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with HNH and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the attached electronic copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  Our responses are numbered to correspond to your comments.

Preliminary Schedule 14A

1.	Please fill in the blanks in your proxy statement.

All blanks and missing information have been filled in to the extent possible and all additional blank information will be filled in no later than with the definitive Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

January 8, 2013

Background of the Solicitation, page 4

2.	Please describe what was added to the March 27 Demand in the April 20, 2012 Supplement (page 5).

The Proxy Statement has been updated to describe what was added to the March 27 Demand in the April 20, 2012 Supplement.  See page 6 of the Proxy Statement.

3.
We note you have added quotes to every instance in which you describe Mr. Lawler’s retirement from the company in 2012. Please tell us why you quote the word retirement. To the extent you are implying that Mr. Lawler did not retire but left the company under different, negative circumstances, please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertion or revise the statement. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

The Proxy Statement has been revised to remove the quotes from the word retirement.  See pages 7, 10 and 11 of the Proxy Statement.

4.
Please refer to the fifth bullet point on page 6. With a view toward revised disclosure, please explain why you did not propose a transaction at a lower company valuation when you determined that the company’s valuation had deteriorated.

We acknowledge the Staff’s comment.  On a supplemental basis we note that HNH is party to a confidentiality agreement with the Company but generally responds to the Staff that HNH believes that the Company was not especially forthcoming in providing to HNH the due diligence information that HNH had requested in connection with a potential transaction.  Further, information that was provided to HNH raised further questions.  In HNH’s view, the continued revised downward adjustment of the Company’s projections and HNH’s belief that the Company’s most recent projections may not be achievable caused HNH not to propose a transaction at a lower valuation.

5.	Please clarify the final bullet point on page 6 to explain whether the December 17, 2012 letter included a new proposal or it restated or revised the prior proposal you had made to the company.

The Proxy Statement has been revised to clarify this bullet point.  See page 8 of the Proxy Statement.

Reasons for the Solicitation, page 7

6.
Please refer to the first paragraph on page 8. Revise your disclosure to clarify whether the severance payments and other compensation given to Mr. Lawler following his retirement were part of an existing employment agreement or executive compensation policy in place prior to Mr. Lawler’s separation from the company.

The Proxy Statement has been revised to clarify this disclosure.  See page 10 of the Proxy Statement.

January 8, 2013

7.	Please describe the “gaping holes in the Company’s senior management team” you refer to on page 8.

The Proxy Statement has been revised to describe the “gaping holes in the Company’s senior management team.”  See page 11 of the Proxy Statement.

8.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your disclosure that you offered the services of a team of “highly-qualified professionals with substantial relevant industry experience…” (page 8).

We acknowledge the Staff’s comment.  On a supplemental basis, we note that HNH offered to the Company the services of Richard K. McClelland as Chief Executive Officer.  Mr. McClelland has substantial experience in the transportation and logistics industries, including his service as a director and Chairman of Dynamex Inc., a provider of local and regional transportation and distribution services throughout the United States and Canada.  HNH also offered to make available to the Company the executive and corporate services provided by SPH Services, Inc. (“SPHS”), an affiliate of Steel Partners Holdings L.P.  SP Corporate has a staff of 62 professionals that offer a wide breadth and scope of services.  As an example, SP Corporate Services, LLC, a subsidiary of SPHS, entered into a management services agreement with HNH pursuant to which SP Corporate agreed to provide to HNH the services of a Chief Executive Officer, Chief Financial Officer and General Counsel, as well as tax, accounting, treasury, consulting, auditing, administrative, compliance, environmental health and safety, human resources, marketing, investor relations and other related services.

The Proxy Statement has also been revised to clarify this disclosure.  See Page 11 of the Proxy Statement.

9.
Avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.  We note the following disclosure:

•	that the board refused your offer to install a new management team and “has instead chosen to waste valuable time and resources in a fruitless search that has produced no results.” (page 8);

The Proxy Statement has been revised to clarify this statement.  See page 11 of the Proxy Statement.

January 8, 2013

•	that the features of the company’s proposal to declassify the board show “just how completely out of touch the incumbent directors are.” (page 8);

The Proxy Statement has been revised to remove this statement.  See page 11 of the Proxy Statement.

•	that in fiscal 2012 the board continued “its trend of rewarding executives for gross mismanagement at the expense of stockholders.” (emphasis added; page 9); and,

The Proxy Statement has been revised to clarify this statement.  See page 12 of the Proxy Statement.

•	that the board showed an “utter disregard for stockholders’ interests” in making the adoption of the poison pill subject to security holder approval (page 9).

The Proxy Statement has been revised to remove this statement.  See page 13 of the Proxy Statement.

10.
Please revise your disclosure to explain why you believe that “that the Board’s unnecessary expenditures and failure to fill the Company’s open senior management positions are clear indications of this Board’s extremely poor planning and inability to identify and effectively execute necessary actions to improve value for stockholders” (page 8).

The Proxy Statement has been revised to further explain this statement.  See page 11 of the Proxy Statement.

11.	Please provide us supplemental support for the two statements referring to Glass Lewis’s evaluation of the company’s executive compensation policies and implementation of a poison pill on page 9.

Please see Exhibit A for the information supporting these statements.

12.
Refer to the first paragraph under the caption “We are concerned that this Board’s adoption of a poison pill is designed to entrench the incumbent directors” on page 9. Revise your disclosure to clarify whether the Tax Plan, DGCL 203 and the poison pill serve different corporate purposes or why you believe the poison pill is redundant, and whether the company has provided you any explanation for its actions in connection with the adoption of the poison pill and its denial for relief under DGCL 203.

The Proxy Statement has been revised to clarify why HNH believes the poison pill is redundant.  See page 13 of the Proxy Statement.

January 8, 2013

On a supplemental basis, we note that the Company explained that it had denied HNH relief under DGCL 203 purportedly due to the Company’s reluctance to grant such a waiver to a “related group of stockholders” during “the pendency of the Company’s strategic alternatives review process.”  See pages 5 and 6 of the Proxy Statement.

Except as was publicly disclosed, the Company provided no explanation to HNH for its adoption of the poison pill, other than that the exemption granted to HNH under the Tax Plan did not extend to the poison pill.

13.
Refer to the disclosure under the caption “We have substantial doubts that the strategic review process…” on page 11. Revise your disclosure to state, if true, that Mr. McClelland does not directly own any shares in the company and to explain how that fact affects the alignment of the interests of the nominees to the interests of the company’s security holders.

On a supplemental basis, we note that Mr. McClelland’s ownership is disclosed in the Proxy Statement in his biography under Proposal No. 1, Election of Directors.  See page 18 of the Proxy Statement.  Mr. McClelland has agreed to serve as a representative of HNH, the Company’s largest shareholder, on the Board of Directors of the Company if elected.  As such, HNH firmly believes that Mr. McClelland’s interests are squarely aligned with those of all stockholders.

Our Nominees Have a Plan to Enhance Value for Stockholders, page 11

14.
Please revise your disclosure to explain how your nominees plan to reduce unnecessary operation and corporate overhead and infrastructure and to list any specific assets that your nominees would sell or appropriately finance.

The Proxy Statement has been revised in response to this comment.  See pages 14 and 15 of the Proxy Statement.

Proposal No. 1. Election of Directors, page 13

15.
We note your disclosure in the last paragraph on page 15 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

In accordance with Article III, Section 1(d) of the Bylaws, HNH is required to update and supplement its notice of nomination, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the Annual Meeting and as of the date that is ten (10) business days prior to the Annual Meeting or any adjournment or postponement thereof.

January 8, 2013

HNH confirms that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 3. Advisory Vote on Executive Compensation, page 17

16.	Please revise your disclosure to explain why you recommend that security holders vote against this proposal.

The Proxy Statement has been revised to further explain why HNH recommends that security holders vote against this proposal.  See page 21 of the Proxy Statement.

Solicitation of Proxies; Expenses, page 21

17.
We note that you intend to solicit proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

HNH confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

Other Matters, page 23

18.
You are required to provide information that will be contained in the company’s proxy statement for the annual meeting unless it is your intent to rely on Exchange Act Rule 14a-5(c). If you intend to rely on Rule 14a-5(c), please disclose that fact. Also, please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

HNH acknowledges the Staff’s comment regarding the use of Rule 14a-5(c).  The Proxy Statement has been revised to disclose that HNH intends to rely on Rule 14a-5(c).  See page 28 of the Proxy Statement.  It is HNH’s understanding that to the extent its proxy statement refers to information contained in the Company’s proxy statement in reliance on Rule 14a-5(c), HNH can mail its proxy statement no earlier than the filing of the Company’s definitive proxy statement with the SEC.  HNH intends to mail its proxy statement to stockholders no earlier than the filing of the Company’s definitive proxy statement with the SEC.

January 8, 2013

19.
Please revise the section captioned “Incorporation by Reference” to remove the disclaimer of your “responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on our behalf.” You may not disclaim disclosure in your own document.

The Proxy Statement has been revised to remove this disclaimer.  See page 28 of the Proxy Statement.

Schedule II. Security Ownership, page II-1

20.
Please revise footnote 3 to the table to remove the language that attempts to disclaim beneficial ownership “except to the extent of his or its pecuniary interest.” Beneficial ownership is defined in Rule 13d-3(a).

The Proxy Statement has been revised to remove this language.  See page II-2 of the Proxy Statement.

Verbal Comments Provided by the Staff on January 3, 2013

In response to verbal comments from the Staff received on January 3, 2013, the Proxy Statement has been revised to reference the Peerless proxy card when discussing stockholders’ ability to revoke previously submitted proxy cards.  See the cover letter and pages 1, 2, 4 and 23 of the Proxy Statement.

Additionally, as discussed with the Staff, HNH is retaining the GOLD proxy card.

*    *    *    *    *

January 8, 2013

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Steve Wolosky

Steve Wolosky

Enclosure

cc:           Warren G. Lichtenstein

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on December 27, 2012, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated: January 8, 2013	HANDY & HARMAN LTD.

	By:	/s/ James F. McCabe, Jr.
James F. McCabe, Jr. Senior Vice President and Chief Financial Officer

STEEL PARTNERS, LTD.

By:	/s/ James F. McCabe, Jr.
James F. McCabe, Jr. Chief Financial Officer

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc. General Partner

By:	/s/ James F. McCabe, Jr.
James F. McCabe, Jr. Chief Financial Officer

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc. Managing Member

By:	/s/ James F. McCabe, Jr.
James F. McCabe, Jr. Chief Financial Officer

SPH GROUP HOLDINGS LLC

By:	Steel Partners Holdings GP Inc. Chief Financial Officer

By:	/s/ James F. McCabe, Jr.
James F. McCabe, Jr. Chief Financial Officer

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ James F. McCabe, Jr.
James F. McCabe, Jr. Chief Financial Officer

/s/ James F. McCabe, Jr.
JAMES F. MCCABE, JR. as Attorney-In-Fact for Warren G. Lichtenstein and Richard K. McClelland